SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2018

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

27 July 2018

M&G Prudential changes leadership team ahead of demerger

Anne Richards resigns as Chief Executive of M&G Investments
and from the Prudential plc Board

Clare Bousfield to become Chief Financial Officer of M&G Prudential

M&G Prudential today announces changes to its senior leadership team in preparation for its planned demerger from Prudential plc (the Group).

M&G Prudential was formed in 2017 through the combination of M&G Investments and Prudential's UK & Europe life business. The changes announced today reflect the growing integration of these business units over the past year and will prepare M&G Prudential to operate as an independent  business.

Anne Richards, currently Chief Executive of M&G Investments, is resigning from this role and from the Board of Prudential plc effective on 10 August 2018, following the delivery of the Group's 2018  half year results, in order to take up a new senior leadership position in the financial services industry.

Clare Bousfield, currently Chief Executive Officer of Prudential UK, will become Chief Financial Officer of M&G Prudential.

John Foley, Chief Executive of M&G Prudential, will take on the additional responsibilities of becoming Chief Executive of the key regulated entities of  M&G and Prudential UK.

John Foley said: "These changes simplify the way we make decisions, improve accountability and align management capabilities with M&G Prudential's future needs as an independent listed business.

"I would like to thank Anne for her important contribution to M&G during a period of significant change. She leaves the business well positioned, with great performance for clients, strong positive asset flows and profitable growth for shareholders.

"I am delighted that Clare has agreed to step up to the role of Chief Financial Officer. This is a crucial position combining financial control, strategy and managing relationships with the financial markets."

Paul Manduca, Chairman of Prudential plc, said: "Anne has made an important contribution to the Prudential plc Board during her time with the Group, and M&G has delivered strongly for all stakeholders under her leadership. We wish her all the very best in the next stage of her career."

Mike Wells, Group Chief Executive of Prudential plc, said: "These management changes will help M&G Prudential to deliver better outcomes as a separate listed company.

"Anne has driven a significant improvement in business performance and played an important role in the successful integration of M&G and Prudential UK. I would like to thank her for her contribution to the Group's continued success."

Anne Richards said: "It has been a pleasure and privilege to work with colleagues so dedicated to delivering great outcomes for clients and customers.  I know that M&G Prudential will continue to go from strength to strength."

Clare Bousfield said: "We have been making strides in modernising the business, building on our strengths in investment management and innovative propositions to provide clients with an even better and broader range of distinctive solutions to meet their financial needs. I look forward to continuing to drive forward our transformation in my new role."

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3537	Chantal Waight	+44 (0)20 7548 3039
Richard Miles	+44 (0)20 7548 3653	Richard Gradidge	+44 (0)20 7548 3860
Tom Willetts	+44 (0)20 7548 2776	William Elderkin	+44 (0)20 3480 5590

Notes to Editors:

About Clare Bousfield
Clare currently leads Prudential UK, driving business transformation and helping to shape the wider M&G Prudential business.

Ms Bousfield joined Prudential in November 2016 from Aegon UK, where she was Chief Financial Officer and led the strategic review and transformation of the business. With over 25 years' experience in the savings, insurance and financial services industries, she has built a strong reputation for leading and developing high-performing teams across multiple business locations. Ms Bousfield led a number of acquisitions and global audits within Financial Services while at PwC.

About M&G Prudential
M&G Prudential is the UK and European savings and investments business of Prudential plc. On 14 March 2018 Prudential plc announced its intention to demerge M&G Prudential from Prudential plc, resulting in two separately listed companies with different investment characteristics and opportunities. On completion of the demerger, shareholders will hold interests in both Prudential plc and M&G Prudential. M&G Prudential has total assets under management of £351 billion, as at 31 December 2017 and has more than 7 million customers. Over the next five years, M&G Prudential's shareholders will be investing £250 million of shareholder capital into a series of transformation programmes to create a simple, modern, customer-centric savings and investments business.

About Prudential plc
Prudential plc and its affiliated companies constitute one of the world's leading financial services groups, serving over 26 million customers and it has £669 billion of assets under management (as at 31 December 2017). Prudential plc is incorporated in England and Wales and is listed on the stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

Regulatory disclosures
Save as disclosed above, there is no further information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. There are no other matters that need to be brought to the attention of shareholders of Prudential.

Forward-Looking Statements
This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, the timing, costs and successful implementation of the demerger of the M&G Prudential business; the future trading value of the shares of Prudential plc and the trading value and liquidity of the shares of the to-be-listed M&G Prudential business following such demerger; future market conditions, including fluctuations in interest rates and exchange rates, the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives; the political, legal and economic effects of the UK's decision to leave the European Union; the impact of continuing designation as a Global Systemically Important Insurer or 'G-SII'; the impact of competition, economic uncertainty, inflation and deflation; the effect on Prudential's business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of internal projects and other strategic actions failing to meet their objectives; disruption to the availability, confidentiality or integrity of Prudential's IT systems (or those of its suppliers); the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal and regulatory actions, investigations and disputes. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading in its most recent Annual Report and the 'Risk Factors' heading of Prudential's most recent Annual Report furnished to the U.S. Securities and Exchange Commission on Form 20-F, as well as under the 'Risk Factors' heading of any subsequent Prudential Half Year Financial Report. Prudential's most recent Annual Report, Form 20-F and any subsequent Half Year Financial Report are available on its website at www.prudential.co.uk.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 July 2018

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Alan Porter

Alan Porter
Group General Counsel and Company Secretary